UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VISUALANT, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

928449107
(CUSIP Number)

Ronald P. Erickson; 500 Union St, Suite 406, Seattle, WA 98101 206.903.1351
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 928449107

1.	Name of Reporting Persons.
Ronald P. Erickson (1)

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) : PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: US

Number of	7. Sole Voting Power 6,406,473
Shares Bene-
ficially	8. Shared Voting Power 0
Owned by Each
Reporting	9. Sole Dispositive Power 6,406,473
Person With:
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,406,473

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (9) 19.5%

14.	Type of Reporting Person (See Instructions) IN

(1)	Includes shares owned by directly by Ronald P. Erickson, his immediate family members and corporations controlled by Mr. Erickson. Mr. Erickson has voting control on all such shares.

Item 1. Security and Issuer

This Schedule 13D ("13D") relates to the shares of common stock, par value $0.001 per share (the "Common Stock"), of Visualant, Inc.(“the Company”), a Nevada corporation, whose principal executive office is located at 500 Union St, Suite 406, Seattle, WA 98101. The principal executive officer is Ronald P. Erickson, Chief Executive Officer.

This 13D gives notice of the issuance of two million (2,000,000) shares of restricted common stock of the Company and the grant of options to purchase three million (3,000,000) shares at $0.15 per share authorized for Ronald P. Erickson or his designee on May 10, 2010 by the Board of Directors The restricted common stock was issued at the closing bid price of $.02 per share on May 7, 2010. The grant of options vests quarterly over two years and expires on May 6, 2020.

Item 2. Identity and Background

This 13D is being filed pursuant to Rule 13D-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act". Ronald P. Erickson is an American citizen. This "Reporting Person" is an institutional investor" or an "accredited investor."

Information with respect to this Reporting Person is given solely by such Reporting Person.

Mr. Erickson is has been a director and officer of the Company since April 24, 2003. He currently serves as the Company’s Chairman, Chief Executive Officer and President.  He was appointed to the positions of CEO and President on November, 10, 2009.   Earlier, he was appointed President and Chief Executive Officer of the Company on September 29, 2003, and resigned from this position on August 31, 2004 at which time he was appointed Chairman of the Board.  Resident in Seattle, he is a seasoned executive with more than 25 years of expertise in the high technology, telecommunications and microcomputer industries. Mr. Erickson is currently Chairman of ivi, inc., a Seattle digital media company which streams live television broadcast over the Internet.  Mr. Erickson was a co-founder of Blue Frog Mobile, a Seattle mobile media entertainment company.  Mr. Erickson was formerly Chairman of Intrinsyc Software Inc., a Vancouver-based publicly-traded company providing proprietary software and solutions which enable the development and networking of intelligent devices such as PDA's.  Mr. Erickson is the current chair, and former CEO of eCharge, an electronic payment systems developer, where he played a major role in raising approximately US $100 million in equity capital from major international investors.  Mr. Erickson previously was co-founder, Chairman, President and CEO of GlobalTel Resources, Inc., a provider of telecommunication services, messaging and intranet solutions.  During his career Mr. Erickson has also held executive positions at Egghead Software Inc, NBI Inc and MicroRim Inc.  Mr. Erickson has J.D. degree from the University of California, Davis, and maintains an active license to practice law in the State of Washington and the District of Columbia.  He has an MA from the University of Wyoming and a BA from Central Washington University.

The principal business address of Mr. Erickson is located at 500 Union St, Suite 406, Seattle, WA 98101

During the last five years, the Reporting Person, to the best of his knowledge, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, the Reporting Person, to the best of his knowledge, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

See description to Item 4.

Item 4. Purpose of Transaction

The Common Stock was acquired for, and are being held for, investment purposes.

This 13D gives notice of the issuance of two million (2,000,000) shares of restricted common stock of the Company and the grant of options to purchase three million (3,000,000) shares at $0.15 per share authorized for Ronald P. Erickson or his designee on May 10, 2010 by the Board of Directors The restricted common stock was issued at the closing bid price of $.02 per share on May 7, 2010. The grant of options vests quarterly over two years and expires on May 6, 2020.

Other

The Reporting Person may purchase additional shares of Common Stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. The Reporting Person have no present intention to sell any shares of Common Stock, although any Reporting Person could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares of Common Stock held by such Reporting Person.

The Reporting Person do not have any plans or proposals that would result in any of the actions or transactions described in clauses (a)through (j) of Item 4 of Schedule 13D, except as previously disclosed in this Schedule 13D, as amended, or as set forth above.

Item 5. Interest in Securities of the Issuer

Mr. Erickson

(a) As of May 17, 2010, Mr. Erickson beneficially owned 6,406,473 shares of Common Stock individually.

Mr. Erickson beneficially owned 19.5% of the Common Stock outstanding, based on total shares of Common Stock outstanding as of May 17, 2010 of 32,867,707.

(b) As of May 17, 2010, Mr. Erickson had sole voting power and sole dispositive power with respect to 6,406,473 shares of Common Stock individually.

(c) Mr. Erickson has acquired of two million (2,000,000) shares of restricted common stock of the Company and the grant of options to purchase three million (3,000,000) shares at $0.15 per share within the 60 days prior to the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, no Reporting Person nor any other person referred to in Item 2 herein, has any contract, arrangements understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Company Name

Date May 18, 2010	By:	/s/ Ronald P. Erickson
Name Ronald P. Erickson
Title Chief Executive Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)